Exhibit 99.1
Stellantis Reports Q3 Net Revenues of €32.6 Billion
Significant Commercial Actions and New Product Launches Mitigated Continued Impact of Semiconductor Shortages
Full-Year Guidance Confirmed

•Consolidated shipments(1) of 1,131 thousand units, down 27% compared to Q3 2020 Pro Forma(2) primarily due to loss of ~30% of Q3 2021 planned production, or ~600 thousand units, due to unfilled semiconductors orders
•Net revenues of €32.6 billion, down 14% compared to Q3 2020 Pro Forma(2) with improved vehicle mix and positive net pricing more than offset by lower volumes
•Total new vehicle inventory of 689 thousand units at September 30, 2021, including Company inventory of 148 thousand units

“Stellantis’ Q3 Net revenues reflect the success of our recent vehicle launches, including new electrified offerings, combined with significant commercial and industrial actions executed by our teams in response to unfilled semiconductor orders. Full year guidance is therefore confirmed despite continued poor visibility of component supply.”
- Richard Palmer, CFO

RESULTS FROM CONTINUING OPERATIONS (€ million, except as otherwise stated)
	Q3 2021	Q3 2020 Pro Forma(2)	Q3 2021 vs. Q3 2020 Pro Forma(2)	Q3 2020
Combined shipments (000s)	1,176	1,617	(27)%	589
Consolidated shipments (000s)	1,131	1,547	(27)%	580
Net revenues	32,551	37,717	(14)%	11,975

	YTD 2021 Pro Forma(2)	YTD 2020 Pro Forma(2)	YTD 2021	YTD 2020	Grand Wagoneer and Wagoneer

New Vehicles: Recent new vehicle launches include DS 4, Jeep Grand Cherokee L, Opel Mokka and Peugeot 308. In September, commercially launched the all-new Grand Wagoneer and Wagoneer, and revealed the all-new Jeep Grand Cherokee along with the first-ever electrified Grand Cherokee 4xe.
Segments: (all market share as of Q3 2021) EU30 Commercial Vehicles market leader with 32.0% share. U.S. retail share up 50 bps from Q2 2021 to 11.5%. Maintained market leadership in South America, Brazil and Argentina with 24.4%, 35.6% and 31.0% share, respectively. Maserati market share up 40 bps y-o-y to 2.4%. Started deliveries of all-new Maserati MC20.
Strategic Partnerships: Electrification strategy accelerating with several strategic partnerships* announced to expand battery cell capacity across Europe and North America. Entered definitive agreement to acquire First Investors Financial Services Group*, a significant milestone to establishing a captive U.S. finance company.
Refer to page 5 for market and industry information

Combined shipments (000s)	4,450	3,891	4,356	1,621
Consolidated shipments (000s)	4,302	3,745	4,210	1,590
Net revenues	107,861	89,385	105,161	31,589

FY 2021 Guidance - Confirmed
Adjusted operating income margin ‡(3) of ~10%
Assumes no further deterioration of semiconductor supply and no further significant lockdowns in Europe and U.S.
2021 Industry Outlook(4)
Company’s key regions revised from H1 2021, with North America +5%, down from +10%, South America +15%, down from +20%, Enlarged Europe +5%, down from +10% and Middle East & Africa +20%, up from +15%, while India & Asia Pacific +10% and China +5%, both unchanged

Basis of preparation

“Q3 2021”, “Q3 2020”, “YTD 2021” and “YTD 2020” represent revenues as reportable under IFRS. YTD 2021 includes Legacy FCA from January 17, 2021, following the closure of the Merger; “YTD 2021 Pro Forma”, “YTD 2020 Pro Forma" and "Q3 2020 Pro Forma” are presented as if the Merger had occurred January 1, 2020. Refer to the section "Notes" for additional detail. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document.
‡ Guidance includes impacts from purchase accounting and changes in accounting policies as required by IFRS in connection with the Merger. Guidance refers to Pro Forma results, which include results of FCA for the period January 1 - 16, 2021.
* Transaction(s) subject to agreement on definitive documentation and customary closing conditions, including regulatory approvals
Refer to page 5 for an explanation of the items referenced on this page.

SEGMENTS PERFORMANCE

NORTH AMERICA
	Q3 2021	Q3 2020 Pro Forma(2)	vs. Q3 2020 Pro Forma
•Shipments down 29%, mainly due to Q3 2021 production losses as a result of unfilled semiconductor orders and discontinuation of Dodge Grand Caravan and Journey, partially offset by strong demand for all-new Jeep Grand Cherokee L
•Net revenues down 16%. Favorable vehicle mix and net pricing partially offset lower volumes, as well as unfavorable market mix and FX
				YTD 2021 Pro Forma(2)	YTD 2020 Pro Forma(2)
Shipments (000s)	394	557	(163)	1,267	1,254
Net revenues (€ million)	15,532	18,577	(3,045)	47,979	41,418

SOUTH AMERICA
	Q3 2021	Q3 2020 Pro Forma(2)	vs. Q3 2020 Pro Forma
•Shipments up 10%, primarily driven by strong demand for mid-cycle refreshes of Fiat Toro and Jeep Compass
•Net revenues up 43%, driven by higher net pricing and volumes, as well as favorable vehicle mix, partially offset by negative FX
				YTD 2021 Pro Forma(2)	YTD 2020 Pro Forma(2)
Shipments (000s)	185	168	+17	609	354
Net revenues (€ million)	2,546	1,780	+766	7,482	3,972

ENLARGED EUROPE
	Q3 2021	Q3 2020 Pro Forma(2)	vs. Q3 2020 Pro Forma
•Shipments down 36%, mainly due to Q3 2021 production losses as a result of unfilled semiconductor orders, partially offset by success of all-new Opel Mokka, all-new Citroën C4 and all-new Fiat 500e
•Net revenues down 21%. Positive vehicle mix, primarily driven by increased BEVs and PHEVs, partially offset lower shipments and used car business
				YTD 2021 Pro Forma(2)	YTD 2020 Pro Forma(2)
Shipments (000s)	470	732	(262)	2,134	1,913
Net revenues (€ million)	11,622	14,800	(3,178)	43,662	37,483

MIDDLE EAST & AFRICA
	Q3 2021	Q3 2020 Pro Forma(2)	vs. Q3 2020 Pro Forma
•Consolidated shipments down 22%, mainly due to Q3 2021 production losses as a result of unfilled semiconductor orders, partially offset by demand for Jeep Wrangler and Grand Cherokee, all-new Citroën C4 and all-new Opel Mokka
•Net revenues down 10%. Positive net pricing and vehicle mix partially offset lower volumes and negative FX
				YTD 2021 Pro Forma(2)	YTD 2020 Pro Forma(2)
Combined shipments (000s)	73	113	(40)	273	243
Consolidated shipments (000s)	49	63	(14)	187	156
Net revenues (€ million)	1,045	1,157	(112)	3,592	2,914

CHINA AND INDIA & ASIA PACIFIC
	Q3 2021	Q3 2020 Pro Forma(2)	vs. Q3 2020 Pro Forma	•Consolidated shipments up 23%, primarily due to increased volumes of Jeep Compass and Wrangler, Peugeot 2008 and Ram 1500 •Net revenues up 23%, mainly driven by increased volumes and net pricing	YTD 2021 Pro Forma(2)	YTD 2020 Pro Forma(2)
Combined shipments (000s)	48	42	+6		150	117
Consolidated shipments (000s)	27	22	+5		88	58
Net revenues (€ million)	949	771	+178		2,832	1,971

MASERATI
	Q3 2021	Q3 2020 Pro Forma(2)	vs. Q3 2020 Pro Forma
•Shipments up 18%, mainly due to launch of refreshed lineup and all-new MC20, with increases in most markets
•Net revenues up 31%, primarily due to increased volumes and favorable net pricing and vehicle mix
				YTD 2021 Pro Forma(2)	YTD 2020 Pro Forma(2)
Shipments (000s)	5.8	4.9	+0.9	16.6	10.0
Net revenues (€ million)	514	392	+122	1,399	837
Refer to page 5 for an explanation of the items referenced on this page.

Reconciliations
Net revenues from external customers to Net revenues

Results from continuing operations
Q3 2021	(€ million)	NORTH AMERICA	SOUTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		15,532	2,541	11,600	1,045	944	514	375	32,551
Net revenues from transactions with other segments		—	5	22	—	5	—	(32)	—
Net revenues		15,532	2,546	11,622	1,045	949	514	343	32,551
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations

Net revenues from external customers to Pro Forma Net revenues

Results from continuing operations
Q3 2020	(€ million)	NORTH AMERICA	SOUTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers - restated(A)		33	300	10,684	728	206	—	24	11,975
Add: FCA Net revenues from external customers, July 1 – September 30, 2020(B)		18,477	1,519	4,143	425	543	396	311	25,814
Add: Pro Forma adjustments(C)		61	(40)	(75)	—	2	(4)	(16)	(72)
Pro Forma Net revenues from external customers, July 1 – September 30, 2020		18,571	1,779	14,752	1,153	751	392	319	37,717
Net revenues from transactions with other segments		6	1	48	4	20	—	(79)	—
Pro Forma Net revenues(D)		18,577	1,780	14,800	1,157	771	392	240	37,717
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Net revenues from external customers of PSA(2) as reported, re-presented to reflect the reportable segments presented by the Company, and to exclude the results of Faurecia, which is presented as a discontinued operation in the Income Statement of the Company for the year ended December 31, 2020
(B) Net revenues from external customers of FCA(2) as reported, re-presented to reflect the reportable segments presented by the Company
(C) Reclassifications made to present FCA’s Net revenues consistently with that of PSA
(D) Pro Forma Stellantis consolidated Net revenues presented as if the Merger had been completed on January 1, 2020

Refer to page 5 for an explanation of the items referenced on this page.

Net revenues from external customers to Pro Forma Net revenues

Results from continuing operations
YTD 2021	(€ million)	NORTH AMERICA	SOUTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers(A)		45,952	7,283	43,104	3,556	2,766	1,377	1,123	105,161
Add: FCA Net revenues from external customers January 1 - 16, 2021(B)		2,015	189	335	36	51	18	60	2,704
Add: Pro Forma adjustments(C)		3	—	(7)	—	—	—	—	(4)
Pro Forma Net revenues from external customers, January 1 - September 30, 2021		47,970	7,472	43,432	3,592	2,817	1,395	1,183	107,861
Net revenues from transactions with other segments		9	10	230	—	15	4	(268)	—
Pro Forma Net revenues(D)		47,979	7,482	43,662	3,592	2,832	1,399	915	107,861
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) PSA was identified as the accounting acquirer in the Merger, which was accounted for as a reverse acquisition, under IFRS 3 – Business Combinations, and, as such, it contributed to the results of the Company beginning January 1, 2021. FCA was consolidated into Stellantis effective January 17, 2021, the day after the Merger became effective.
(B) FCA consolidated Net revenues, January 1 - January 16, 2021, excluding intercompany transactions
(C) Reclassifications made to present FCA’s Net revenues January 1 - January 16, 2021 consistently with that of PSA
(D) Pro Forma Stellantis consolidated Net revenues, January 1 - September 30, 2021

Results from continuing operations
YTD 2020	(€ million)	NORTH AMERICA	SOUTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers, restated(A)		78	779	28,307	1,824	540	—	61	31,589
Add: FCA Net revenues from external customers, January 1 – September 30, 2020(B)		41,221	3,276	9,408	1,078	1,386	831	888	58,088
Add: Pro Forma adjustments(C)		107	(79)	(314)	—	7	3	(16)	(292)
Pro Forma Net revenues from external customers, January 1 – September 30, 2020		41,406	3,976	37,401	2,902	1,933	834	933	89,385
Net revenues from transactions with other segments		12	(4)	82	12	38	3	(143)	—
Pro Forma Net revenues(D)		41,418	3,972	37,483	2,914	1,971	837	790	89,385
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Net revenues from external customers of PSA as reported, re-presented to reflect the reportable segments presented by the Company, and to exclude the results of Faurecia, which is presented as a discontinued operation in the Income Statement of the Company for the year ended December 31, 2020
(B) Net revenues from external customers of FCA as reported, re-presented to reflect the reportable segments presented by the Company
(C) Reclassifications made to present FCA’s Net revenues consistently with that of PSA
(D) Pro Forma Stellantis consolidated Net revenues presented as if the Merger had been completed on January 1, 2020

Refer to page 5 for an explanation of the items referenced on this page.

NOTES
(1) Combined shipments include shipments by the Company's consolidated subsidiaries and unconsolidated joint ventures, whereas Consolidated shipments only include shipments by the Company's consolidated subsidiaries.
(2) Completed merger of Peugeot S.A. (“PSA”) with and into Fiat Chrysler Automobiles N.V. (“FCA”) on January 16, 2021 (“Merger”). On January 17, 2021, combined company was renamed Stellantis N.V. (“Stellantis” or “Company”). PSA was determined to be the acquirer for accounting purposes, therefore, the historical financial statements of Stellantis represent the continuing operations of PSA, which also reflect the loss of control and the classification of Faurecia S.E. (Faurecia) as a discontinued operation as of January 1, 2021 with the restatement of comparative periods. Acquisition date of business combination was January 17, 2021, therefore, revenues of FCA for the period January 1 -16, 2021 are excluded from YTD 2021 revenues unless otherwise stated. YTD 2021 Pro Forma revenues are presented as if the Merger had occurred on January 1, 2020 and include revenues of FCA for the period January 1 –16, 2021. Q3 2020 and YTD 2020 represents revenues of the continuing operations of PSA only and are not directly comparable to previously reported revenues of PSA and reflect accounting policies and reporting classifications of the Company. Q3 2020 Pro Forma and YTD 2020 Pro Forma revenues are presented as if the Merger had occurred on January 1, 2020. Consolidated and Combined shipments for the YTD 2020 Pro Forma, YTD 2021 Pro Forma and Q3 2020 Pro Forma periods have been calculated as if the merger happened on January 1, 2020. The fair values assigned to the assets acquired and liabilities assumed are preliminary and will be finalized during the one-year measurement period from the acquisition date, as provided for by IFRS 3.
(3) Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income), Tax expense/(benefit) and Share of the profit of equity method investees.
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and; convergence and integration costs directly related to significant acquisitions or mergers.
(4) Source: IHS Global Insight, Wards, China Passenger Car Association and Company's estimates.

Market share information is derived from third-party industry sources (e.g. European Automobile Manufacturers Association (ACEA), Ward’s Automotive, Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA)) and internal information and represents Passenger cars (PC) plus light commercial vehicles (LCV). Commercial Vehicles market share refers to light commercial vehicles (LCV).
Maserati market share is derived from IHS data, Maserati competitive segment and internal information.
EU30 = EU27 (excluding Malta) + Iceland + Norway + Switzerland + UK.

SAFE HARBOR STATEMENT
This document, in particular references to “2021 Guidance”, contains forward looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic; the ability of the Company to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Company’s ability to expand certain of their brands globally; its ability to offer innovative, attractive products; its ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Company’s business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; the risk that the operations of Peugeot S.A. and Fiat Chrysler Automobiles N.V. will not be integrated successfully and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.
On October 28, 2021 at 1:00 p.m. CEST / 7:00 a.m. EDT, a live audio webcast and conference call will be held to present the Third Quarter 2021 Shipments and Revenues of Stellantis. The audio webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website at (https://www.stellantis.com/en). The presentation material is expected to be posted under the Investors section of the Stellantis corporate website at approximately 8:00 a.m. CEST / 2:00 a.m. EDT on October 28, 2021.

Amsterdam, October 28, 2021
Refer to page 5 for an explanation of the items referenced on this page.